Filed Pursuant To Rule 433

Registration No. 333-209926

April 6, 2016

STATE STREET GLOBAL ADVISORS. SPDR

As of 03/31/2016

SPDR® Gold Shares

GLD

Intraday NAV Ticker
GLDIV

Index Ticker
N/A

Fund Inception Date
11/18/2004

Objective
The investment objective of the Trust is for SPDR® Gold Shares (GLD®) to reflect the performance of the price of gold bullion, less the Trust's expenses.

Ordinary brokerage commissions may apply.

The Price of Gold
The spot price for gold bullion is determined by market forces in the 24-hour global over-the-counter (OTC) market for gold. The OTC market accounts for most global gold trading, and prices quoted reflect the information available to the market at any given time. The price, holdings, and net asset value of Gold Shares, as well as market data for the overall gold bullion market, can be tracked daily at www.spdrgoldshares.com.

Performance

Total Return	NAV (%)	MARKET VALUE (%)	LBMA Gold Price PM (%)
QTD	16.34	15.95	16.70
YTD	16.34	15.95	16.70
Annualized			
1 Year	3.80	3.50	4.21
3 Year	-8.55	-8.67	-8.18
5 Year	-3.36	-3.39	-2.98
10 Year	7.40	7.30	7.82

	(%)
Gross Expense Ratio‡	0.40

Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month-end performance.
The market price used to calculate the Market Value return is the midpoint between the highest bid and the lowest offer on the exchange on which the shares of the Fund are listed for trading, as of the time that the Fund's NAV is calculated. If you trade your shares at another time, your return may differ. Effective March 20, 2015, the SPDR Gold Trust (GLD) adopted the LBMA Gold Price PM as the reference benchmark price of gold in calculating the Net Asset Value (NAV) of the Trust. Prior to that date, the Trust used the London PM Fix as the reference benchmark price in calculating the NAV. Effective July 17, 2015, the Sponsor receives a fee of 0.40% per year of the daily net asset value, or daily NAV, of the Trust, and is responsible for all ordinary fees and expenses of the Trust.

Advantages

Easily Accessible	Listed on the NYSE Arca.
Secure	The Gold Shares represent fractional, undivided interests in the Trust, the sole assets of which are physical gold bullion and, from time to time, cash.
Cost Effective	For many investors, the transaction costs related to the Gold Shares are expected to be lower than the costs associated with the purchase, storage and insurance of physical gold.
Liquid	Structure allows for baskets to be created and redeemed according to market demand, creating liquidity.
Transparent	There exists a 24-hour global over-the-counter market for gold bullion, which provides readily available market data. The price, holdings and net asset value of Gold Shares, as well as market data for the overall gold bullion market, can be tracked daily at:www.spdrgoldshares.com.
Flexible	Gold Shares are listed on the NYSE Arca (Ticker: GLD) and trade the same way ordinary stocks do. It is possible to buy or sell Gold Shares continuously throughout the trading day on the exchange at prices established by the market. Additionally, it is possible to place market, limit and stop-loss orders for Gold Shares.

‡The gross expense ratio is the Trust's annual operating expense ratio. See the Trust's most recent prospectus for a definition of Trust expenses.

spdrs.com

SPDR® Gold Shares
As of 03/31/2016 State Street Global Advisors
Key Facts
Bloomberg SPDR
Ticker Symbol GLD
CUSIP 78463V107
Exchange NYSE ARCA EXCHANGE
Short Sale Eligible Yes
Margin Eligible Yes
Management
Sponsor World Gold Trust Services, LLC
Custodian HSBC Bank plc
Trustee BNY Mellon Asset Servicing, a division of
The Bank of New York Mellon
Marketing Agent State Street Global Markets, LLC
Investing in commodities entails significant risk and is not appropriate for all investors.
Neither diversification nor asset allocation ensure profit or guarantee against loss.
Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.
While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress.
ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns.
Important Information Relating to SPDR Gold Trust:
The SPDR GoldTrust (“GLD®”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053.
GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. The GLD Prospectus is available by clicking here.
All references to LBMA Gold Price PM are used with the permission of ICE Benchmark Administration Limited and have been provided for informational purposes only. ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced.
Standard & Poor’s®, S&P® and SPDR® are registered trademarks of Standard & Poor’s Financial Services LLC (S&P); Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sublicensed for certain purposes by State Street Corporation. State Street Corporation’s financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and third party licensors and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability in relation thereto, including for any errors, omissions, or interruptions of any index. Further limitations that could affect investors’ rights may be found in GLD’s prospectus.
For more information contact State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111, 866.320.4053 or visit www.spdrgoldshares.com.
Not FDIC Insured • No Bank Guarantee • May Lose Value
Date of First Use: April 2016
Expiration Date: 07/20/2016
ETF-GLD 20160405/15:13

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.